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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     FORM 12b-25
                             NOTIFICATION OF LATE FILING

                                     (CHECK ONE):
/x/ Form 10-K and Form 10-KSB / / Form 20-F / / Form 11-K
/ / Form 10-Q and Form 10-QSB

         For Period Ended:   July 31, 1996
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         / / Transition Report on Form 10-K
         For the Transition Period Ended:
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I -- Registrant Information

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Full Name of Registrant:     American Technologies Group, Inc.

Former Name if Applicable:   One Stop Printing, Inc.; General Cybernetics Corp.

Address of Principal Executive Office: 1017 South Mountain Avenue, Monrovia CA
                                       91016

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Part II -- Rules 12b-25(b) and (c)

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(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; /x/

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; / /

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. / /

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PART III - Narrative

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The Form 10-KSB cannot be filed within the prescribed time because of difficulties incorporating into various sections of the Form 10-KSB the nuances of accounting for mining operations, as opposed to a mining company in the development stage.

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PART IV -- Other Information

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(1) Name and telephone number of person to contact in regard to this notification.

              John M. Dab              (818) 357-5000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
                                                                 / / Yes  /X/ No

American Technologies Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 29, 1996                By:  /s/ John Collins
                                            -----------------
                                            John Collins
                                            Chief Executive Officer


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